

Mail Stop 3030

April 6, 2009

VIA U.S. MAIL AND FAX (408) 542-0080

Kimiko Milheim
Chief Financial Officer
LOGIC Devices Incorporated
1375 Geneva Drive
Sunnyvale, California 94089

> **Re: LOGIC Devices Incorporated**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 19, 2008**
> **File No. 000-17187**

Dear Ms. Milheim:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Results of Operations

Comparison of Fiscal Years Ended September 30, 2008 and 2007

1.   We note that your fiscal 2008 cost of revenues increased 47 percent, mainly as a result of write-downs of inventory totaling $2,059,300. Yet we did not see any clear explanation as to why such write-down was necessary. Please explain to us and revise your discussion herein in future filings to disclose the facts and the circumstances behind the write down in greater detail.

        Further, note that one of the primary objectives of Management Discussion & Analysis is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Also note that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm and note our concerns when preparing these disclosures in your future filings.

Exhibit 31 - Certifications

Exhibit 31

2.   We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company as well as the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to include corrected certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Form 10-Q for the quarterly period ended December 31, 2008.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Kimiko Milheim
LOGIC Devices Incorporated
April 6, 2009
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

       Sincerely,

       Jay Webb
       Reviewing Accountant